Exhibit 99.2

NOTICE OF THE ANNUAL GENERAL MEETING
STELLANTIS N.V.

The annual general meeting of shareholders (the "AGM") of Stellantis N.V. (the "Company" or "Stellantis") will be virtually held on April 15, 2021, at 2:30 p.m. CEST.

The AGM can be followed via a live webcast that will be available on the Company's website (www.stellantis.com). Votes can only be cast in advance of the AGM as further set out in this convocation notice. The AGM will be held in English.

AGENDA

1.	Opening
2.
Annual Report 2020
a.Report of the Board of Directors for the financial year 2020 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2020 (advisory voting)
d.Adoption of the Annual Accounts 2020 (voting)
e.Extraordinary distribution (voting)
f.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2020 (voting)

3.	Appointment of the independent auditor Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor (voting)

4.
Remuneration
a.Proposal to amend the remuneration policy of the Board of Directors (voting)
b.Proposal to adopt the Equity Incentive Plan and authorization to the Board of Directors (i) to issue shares or grant rights to subscribe for shares and (ii) to exclude pre-emptive rights in connection with the Equity Incentive Plan (voting)

5.
Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital
Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

6.
Cancellation of class B special voting shares held by the Company
Proposal to cancel all class B special voting shares held by the Company in its own share capital in accordance with article 10 of the Company’s articles of association (voting)

7.	Closing

AGM DOCUMENTS

This notice, the agenda with explanatory notes, the Annual Report 2020 (including the financial statements), the proposed remuneration policy of the Board of Directors, the proposed Equity Incentive Plan and other documents relevant for the AGM are available on the Company's website (www.stellantis.com).

The relevant AGM materials are also available at the Company's offices (Singaporestraat 92-100, 1175 RA Lijnden, the Netherlands) for shareholders and other persons entitled to attend the meeting who will receive a copy free of charge upon request.

COVID-19 STATEMENT

To protect the health and safety of all shareholders and participants in connection with the COVID-19 outbreak and considering the temporary legislative measures from the Dutch government, shareholders will not be allowed to attend the AGM in person. The meeting can be followed via a live webcast that will be available on the Company's website (www.stellantis.com).

HOLDING SHARES IN STELLANTIS'S CAPITAL

Stellantis's shareholders can hold their shares in Stellantis as follows:

1)Loyalty register. Shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the ''Loyalty Shareholders'') registered in the Company's loyalty register (the ''Loyalty Register'').

The Loyalty Register is maintained on the Company's behalf in the records of the Company’s agents: Computershare Trust Co. NA, Computershare S.p.A. and Société Générale Securities Services France (the "Agents" and each the "Agent");

2)Euroclear France. Shareholders holding common shares in an intermediary account with a participant in the Euroclear France system (the "Euroclear France Participant Account");

3)Monte Titoli. Shareholders holding common shares in an intermediary account with a participant in the Monte Titoli system (the "Monte Titoli Participant Account");
4)DTC. Shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the "DTC Participant Account"); and

5)Registered shareholders. Shareholders holding common shares in registered form (the ''Registered Shareholders'') in the Company's shareholders register (the ''Shareholders Register''), maintained by Computershare Trust Co. NA as the Company's transfer agent (the "Transfer Agent" and together with the Agents, the "AGM Agents").
RECORD DATE AND FINAL REGISTRATION DATE

Under Dutch law and the Company’s articles of association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders and other persons entitled to attend the AGM, must (i) be registered as of Thursday 18 March, 2021 (the "Record Date"), in the register established for that purpose by the Board of Directors (the "AGM Register") after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below.

The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of shareholders holding common shares in (a) a Euroclear France Participant Account, (b) a Monte Titoli Participant Account or (c) a DTC Participant Account, the administration of the relevant bank, brokerage or other intermediary (the "Intermediary") and (iii) in respect of Registered Shareholders, the Shareholders Register.

The Final Registration Date (as defined in the Company's articles of association) for this AGM is April 8, 2021 at 11 p.m. CEST.

VOTING

Ad (i). Loyalty shareholders

The AGM Agents will send the AGM documentation to Loyalty Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including instructions that allows them to give their voting instructions by proxy or online vote. Such instructions will also be available on the Company’s website (www.stellantis.com).

Loyalty Shareholders should give their voting instructions to the relevant AGM Agent by 11 p.m. CEST on the Final Registration Date in writing (contact details below) or electronically via the web procedure made available by the relevant Agent.

Ad (ii)(a). Shareholders holding common shares via Euroclear France

Shareholders holding common shares in a Euroclear France Participant Account (the "EFR Investors") who wish to vote at the AGM by proxy should request their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit the notice of participation no later than on the Final Registration Date at 11 p.m. CEST to Société Générale Securities Services France. The EFR Investors may give their voting instructions through the relevant proxy form published on the Company’s website (www.stellantis.com). They can also cast their votes in advance of the AGM via the web procedure made available to EFR Investors by Société Générale Securities Services France.

Ad (ii)(b). Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account (the "MT Investors") who wish to vote at the AGM by proxy should request their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit the notice of participation no later than on the Final Registration Date at 11 p.m. CEST to Computershare S.p.A. The MT Investors may give their voting instructions through the relevant proxy form published on the Company’s website (www.stellantis.com). They can also cast their votes in advance of the AGM via the web procedure made available to MT Investors by Computershare S.p.A.

Ad (ii)(c). Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares at the AGM, they will need to follow the directions provided by their Intermediary.

Ad (iii). Registered Shareholders

The Transfer Agent will send the AGM documentation to Registered Shareholders at the addresses of such shareholders as they appear from the Shareholders Register, including the Proxy Card with the instructions that allows them to give their voting instructions by telephone at +1-800-652-VOTE or internet at www.investorvote.com/STLA. Such Proxy Card will also be available on the Company’s website (www.stellantis.com).

VOTE BY PROXY

Subject to compliance with the paragraphs referred to above, shareholders can vote at the AGM by proxy and follow the meeting via live webcast on the Company's website (www.stellantis.com). In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11 p.m. CEST on the Final Registration Date in writing or electronically pursuant to instructions contained in the proxy forms. All votes shall be cast electronically or in writing ahead of the AGM in accordance with the proxy and voting instructions.

VOTING LIMITATION AND NOTIFICATION OBLIGATION

As further set out in the Company's articles of association, no shareholder, acting alone or in concert, together with votes exercised by affiliates of such shareholder or pursuant to proxies or other arrangements conferring the right to vote, may be able to exercise, directly or indirectly, 30 percent (the "Maximum Voting Threshold") or more of the votes that could be cast at a general meeting of the Company. Any voting right of such shareholder in excess of the Maximum Voting Threshold for a general meeting will be suspended by the Company. This voting limitation also applies with respect to the AGM.

The Maximum Voting Threshold with respect to the AGM will be published on the Company's website on the day following the Final Registration Date.

Furthermore, the Company's articles of association provide that, before each general meeting, any shareholder holding voting rights in excess of the Maximum Voting Threshold is required to notify the Company, in writing, of its shareholding and total voting rights in the Company and provide, upon written request by the Company, any information necessary to ascertain the composition, nature and size of its shareholding and any other person acting in concert with it. This notification obligation also applies with respect to the AGM.

QUESTIONS BY SHAREHOLDERS

Shareholders can submit questions regarding the agenda items of the AGM by email to AGM2021@stellantis.com until April 12, 2021 at 2:30 p.m. CEST. The email has to include the name, the surname, the number of shares held by the shareholder, the AGM agenda item to which the question refers and the bank or broker statement proving shareholder’s shareholding at the Record Date.

The Company intends to address the questions during the meeting, to the extent appropriate with a view to the orderly conduct of the meeting. Shareholders who have submitted questions before the deadline mentioned above may ask follow-up questions during the AGM in accordance with the instructions given at the AGM, and only insofar the order of the meeting allows.

CONTACT DETAILS OF AGENTS

1)Computershare S.p.A.
Via Nizza 262/73, 10126 Torino
Italy
e-mail: stellantis@computershare.it

2)Computershare Trust Company NA
P.O. BOX 505000
Louisville, KY 40233-5000
email: web.queries@computershare.com

By Overnight Delivery:
Computershare
462 South 4th Street
Suite 1600
Louisville, KY 40202

3)Société Générale Securities Services France
Assemblées Générales
32 Rue du Champ de Tir
CS 30812 – 44308 NANTES cedex 3
France
email: service.assemblee-generale@sgss.socgen.com

March 4, 2021

Stellantis N.V.
The Board of Directors